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Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103	UPDATED VERSION

Name of the Registrant: Chevron Corporation (CVX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chevron Corporation (CVX)
Vote Yes: Item #5

Shareholder Proposal on Climate Related Audit Procedures

Annual Meeting: May 26, 2021

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Chevron’s Board of Directors issue an audited report to shareholders on whether and how a significant reduction in fossil fuel demand, envisioned in the IEA Net Zero 2050 scenario (NZ 2050), would affect its financial position and underlying assumptions. The Board should summarize its findings to shareholders by January 31, 2022, and the report should be completed at reasonable cost and omitting proprietary information.

SUPPORTING STATEMENT: Proponents recommend that in issuing the report, the company take account of information on:

•	Assumptions, costs, estimates, and valuations that may be materially impacted; and
•	The potential for widespread adoption of net-zero goals by governments and peers.

Proponents recommend that the report be supported by reasonable assurance from an independent auditor.

SUMMARY

Given growing global commitments to net-zero greenhouse gas (GHG) emissions by 2050, it is reasonable to ask that Chevron examine the IEA’s Net Zero 2050 scenario, apply its assumptions, and report to shareholders on how that scenario is likely to impact company financial statements and assumptions. Currently, most companies assume business as usual in their financial statements, while recognizing in non-audited, corporate social responsibility or similar reports that climate change must be addressed, or the world will face dramatic impacts. Investors are asking companies to integrate these positions with more robust climate-related financial assessments, disclosures, and auditing, with the goal of enabling investors to better compare companies’ climate risks under a consistent and defined set of assumptions and focus investment on those companies most likely to thrive in a dramatically carbon-constrained future.1

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1 https://www.unpri.org/sustainability-issues/accounting-for-climate-change

2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

BACKGROUND

Meeting the Paris Agreement’s ambition of limiting global temperature rise to 1.5oC by 2050 is a global imperative for avoiding systemic risk to the global economy, environment, and populations. The U.N. Intergovernmental Panel on Climate Change underscores that the difference between a 1.5o C and a 2o C temperature rise is additional global economic damage between $8 to nearly $12 trillion before 2050, and an estimated $20 trillion globally by 2100.2 Already companies and economies are experiencing climate-related costs and disruptions.

In the face of growing climate disruption, governments, companies, investors, and key financial entities, including global banks and regulators, are making enterprise commitments to achieve net-zero emissions by 2050 and developing the transition plans necessary to meet such goals. Due to the speed and depth of this transition, investors are seeking audited financial disclosure from companies on salient climate matters, including the transition to net-zero emissions that is gaining strength by the day.3 Toward that end, investors with $103 trillion in assets under management have written an open letter to companies and their auditors seeking rigorous accounting on climate transition impacts.4

Climate-related events, and the assumptions companies make or fail to make about them, are likely to have a significant material impact on company investment strategies, cash flows, asset valuation, and depreciation, among others. Companies must take action to address this reality. Thus, in this proposal, investors ask Chevron to assess and disclose to investors the impact to its business of the world achieving a successful transition to net-zero carbon emissions by 2050.

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2 https://go.nature.com/33xFBsF

3 See https://www.forbes.com/sites/mindylubber/2021/01/05/net-zero-gaining-momentum-like-never-before-among-investor-and-business-community/?sh=9236ed68bf07; https://unfccc.int/news/commitments-to-net-zero-double-in-less-than-a-year for 2020 commitments

4 https://www.unpri.org/accounting-for-climate-change/investor-groups-call-on-companies-to-reflect-climate-related-risks-in-financial-reporting/6432.article

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

RATIONALE FOR A YES VOTE

1) Action toward net-zero emissions is gaining speed globally

Recently, the U.S. joined twenty-eight other countries in setting targets to achieve net-zero GHG emissions.5 As more countries commit to net-zero emissions by 2050,6 a greater emphasis is being placed on the private sector’s role in achieving this goal.

Banks,7 investors,8 insurers, and auditing firms are responding. More than 90 global financial institutions have committed to measuring and disclosing their financed emissions to align with the Paris Climate Agreement’s net-zero goal.9 Investors with $54 trillion assets under management are supporting net-zero goals as set forth in the Climate Action 100+ benchmark.10 Investment managers Blackrock and Vanguard have joined 43 investment firms managing more than $22.8 trillion of assets in committing to cut the net greenhouse gas emissions of their portfolios to zero by 2050.11

Companies too are taking climate action. One in five of the world’s 2,000 largest publicly listed companies have now committed to a “net-zero” emissions target,12 and announcements of new companies adopting net zero targets are occurring almost daily.

Collectively, these commitments will increase scrutiny of high carbon emitting companies and translate into increased pressure to either align or face higher capital costs or reduced access to capital. This is exemplified by the fact that 6 of the largest U.S. banks – JPMorgan Chase, Wells Fargo, Goldman Sachs, and Morgan Stanley – all of which have been significant financers of Chevron since 2016, have joined dozens of their European counterparts in adopting goals to reduce their own portfolio emissions to net zero by 2050. Citigroup, JPMorgan Chase, and Bank of America having collectively invested over $6 billion in Chevron in 2020 alone.13

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5 See https://www.iea.org/reports/world-energy-outlook-2020/achieving-net-zero-emissions-by-2050

6 https://www.climatechangenews.com/2019/06/14/countries-net-zero-climate-goal/

7 https://www.msn.com/en-us/money/markets/wells-fargo-is-the-last-of-the-big-six-banks-to-issue-a-net-zero-climate-pledge-now-comes-the-hard-part/ar-BB1eoUpg

8 https://www.netzeroassetmanagers.org/

9 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-institutions

10 https://www.climateaction100.org/

11 https://www.bloomberg.com/news/articles/2021-03-29/vanguard-blackrock-join-investors-pledging-net-zero-emissions?cmpid=BBD032921_GREENDAILY&utm_medium=email&utm_source=newsletter&utm_term=210329&utm_campaign=greendaily

12 https://www.reuters.com/article/us-global-climate-carbon-business-trfn-idUSKBN2BF2ZX

13 See https://www.ran.org/bankingonclimatechaos2021/, “Financing by Bank or Client”

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

2) Global expectations for climate Risk reporting are rising.

In January 2021, S&P cut the credit rating outlook of Chevron, motivated by the concern that the Company is underestimating climate transition risk. S&P noted in its release that “One of the main drivers for our revised industry risk assessment and the related changes in business risk profiles is the energy transition . .. . The outlook revisions and CreditWatch placements reflect our reassessment of the industry's and companies' risk profiles, in part due to these environmental risks.”14

Jay Brown, as a member of the Public Company Accounting Oversight Board (PCAOB), recently noted,15

The discretion used to analyze the effects of climate change on the financial statements has narrowed. The days of optimistically thinking that the effects of climate change would be insignificant or modest appear to be over for many public companies. Climate change is accelerating and the likely impact on estimates and valuations is becoming more pronounced. Analyzing the impact, therefore, requires consideration of scenarios or models with increasingly severe outcomes. Simply assuming no effect or assuming the least disruptive effect will not in many cases be reasonable . . . [I]ndependent accounting firms examine these estimates and valuations as part of the audit. Increasingly, the failure to consider the impact of climate change or the unreasonable assumptions of the impact will make more and more difficult for firms the ability to obtain the necessary degree of assurance required for an audit.”16 [emphasis added]

Six of the largest accounting networks, in the face of rapidly growing climate transition risk, have recognized the importance of aligning company audited financial statements with their climate commitments,17 demonstrating that auditors can and will increasingly consider the implications of net zero scenarios in current financial statements for high-emitting companies.

A recent auditing report for a U.S. based utility provides an example of rising expectations around climate reporting. National Grid, a company that had announced a commitment to reduce its greenhouse gas emissions to net-zero by the year 2050, recently reported on its recent Critical Audit Matters report:

. . . the auditor discussed management's estimates that were inconsistent with the 2050 "net zero" commitment. The auditor also observed that depreciating the assets in line with net zero targets would result in additional reductions to net income that were not reflected in the financial statements. The report also discussed how the auditor challenged management's assertion that carbon-emitting equipment could be used in alternative ways after a net-zero target date that supported management's estimate of operation until 2070.18

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14 http://press.spglobal.com/2021-01-26-S-P-Global-Ratings-Takes-Multiple-Rating-Actions-On-Major-Oil-And-Gas-Companies-To-Factor-In-Greater-Industry-Risks

15 Brown resigned from the PCAOB in January 2021.

16 https://corpgov.law.harvard.edu/2020/11/19/revealing-esg-in-critical-audit-matters/

17 (BDO, Deloitte, EY, Grant Thornton, KPMG, and PwC),

18 See REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, Form 20-F, National Grid, plc, filed June 25, 2020. https://www.sec.gov/Archives/edgar/data/1004315/000100431520000053/nationalgrid20f2020redacdoc.htm https://www.ifac.org/system/files/uploads/gateway/GPPC%20Letter%20to%20IASB.pdf

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

The Security and Exchange Commission’s focus on climate-related matters has also intensified,19 with the Biden Administration recently making disclosure of climate-related risks a priority.20

Given this increased scrutiny of climate impacts, it is reasonable that Chevron not only consider the implications on its strategies and financial statements of climate change, and the growing move to adopt net-zero GHG reduction targets, but that it reports those results to shareholders.

3) Chevron does not assess or disclose to shareholders how the global convergence on net zero could impact its enterprise value.

Chevron considers its commodity price assumptions, demand assumptions, and the carbon prices and costs used in its business planning as proprietary.21 This hampers investors’ understanding of how climate will impact its business. Chevron does however report information that allows shareholders to calculate that its current business strategy assumes demand for oil and gas will grow for the next several decades, reaching over 105 m/bpd by 2040.22

The global movement toward net-zero greenhouse gas emissions by 2050 is likely to conflict substantially with these expectations. In 2020, oil prices were extremely volatile, ranging from a brief run into negative territory, to above $60 per barrel, but the overall low-price environment severely impacted oil and gas company financials, including Chevron’s. The current transition toward net-zero emissions is likely to bring similar negative pressure to bear on oil prices; a recent Wood Mackenzie report23 examining the impact on oil markets of a 2-degree scenario predicts oil prices in the $10 - $18 per barrel range. Given the potential for even lower oil prices under a net-zero market, it is a material concern to investors that Chevron analyze and disclose how a net-zero economy will affect its assumptions, business strategies, and valuation.

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19 https://corpgov.law.harvard.edu/2021/03/11/sec-will-aggressively-scrutinize-issuers-climate-change-disclosure/

20 https://www.politico.com/news/2021/04/15/biden-climate-risks-executive-order-481962

21 https://www.chevron.com/-/media/chevron/sustainability/documents/climate-change-resilience-report.pdf p.29

22 See Chevron, Climate Change Resilience report, Section 3.3.1 “View on oil demand”, Exh. 22, p.24 (conclusion based on calculation from information provided), https://www.chevron.com/-/media/chevron/sustainability/documents/climate-change-resilience-report.pdf

23 Reversal of Fortune: Oil and gas prices in a 2-degree world. Wood Mackenzie 14 April 2021 https://my.woodmac.com/web/woodmac/document?contentId=482969&source=30&isVideo=0&isPresentation=0

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

The International Energy Agency (IEA) has established a Net Zero by 2050 scenario (NZ 2050) to help companies assess how a major decrease in demand for high carbon products such as oil and gas will affect business models.24 The IEA Net Zero scenario posits a steep reduction in oil and gas demand, with greenhouse gas (GHG) emissions to be cut by 45% within 9 years. The impact of maintaining current strategies and objectives in the face of such a rapid decarbonization, including potentially severe price impacts, must be examined by Chevron, and the effects on its financial assumptions and conclusions disclosed to investors.

4) Chevron’s current reporting on the SDS scenario is not responsive to shareholders’ request.

In Chevron’s 2020 annual report (Critical Accounting Estimates and Assumptions section), climate change is not addressed, nor does it disclose how its financial assumptions would change under a net-zero by 2050 scenario.25 Instead of reporting on the effects of a NZ 2050 scenario in its audited financial statements, Chevron provides limited information about the impact of the IEA’s Sustainable Development Scenario (SDS) in its Climate Change Resilience report.26 The SDS scenario assumes net-zero emissions by 2070, not 2050. The limited and unaudited information Chevron provides about the impact of the SDS scenario on Chevron’s financial position is fatally vague. The report discusses in general terms, without quantification, the changes the company may face in light of climate change, including reduced demand for its products, reduced profits, increased litigation, negative impacts on its stock price, and access to capital markets.27 The report goes on to say that these risks are factored into the company’s long-range supply, demand, and energy price forecasts, and will be subject to laws enacted in different jurisdictions. The current report gives no further transparency to investors. This level of disclosure is insufficient.

Investors ask that Chevron model the Net Zero Scenario and report specific, quantitative estimations of impact. Given the current global push to meet the Paris Agreement’s net zero by 2050 goals, proponents believe it is increasingly implausible that Chevron can maintain current strategies and objectives without substantially increased risk. The degree to which its current strategies and investments are incompatible with the increasingly clear global greenhouse gas emissions reduction pathway must be analyzed and disclosed.

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24 https://www.iea.org/reports/world-energy-outlook-2020/achieving-net-zero-emissions-by-2050. The scenario provides assumptions through 2030 with 2030-2050 assumptions to be released later this spring.

25 https://chevroncorp.gcs-web.com/static-files/69451f3b-d3c5-4f6f-9a99-22dca3b2410c

26 https://www.google.com/search?q=CHEVRON+climate+change+resilience+report+2021&client=firefox-b-1-d&ei=
W9OCYMOdMsXw-wTQupCwDg&oq=CHEVRON+climate+change+resilience+report+2021&gs_lcp=Cgdnd3Mtd2l6EAMyBQgAEM0CMgUIABDNAjIFCAAQzQIyBQg
AEM0CMgUIABDNAjoHCAAQRxCwAzoGCAAQFhAeOggIIRAWEB0QHjoFCCEQoAFQ9GdYynJglnVoAXACeACAAZEBiAHoBJIBAzMuM5gBAKABAaoBB2d3c
y13aXrIAQjAAQE&sclient=gws-wiz&ved=0ahUKEwiDt8_sw5TwAhVF-J4KHVAdBOYQ4dUDCA0&uact=5

27 See https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/beharchevron033021-14a8.pdf, pp. 16-19

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

Recently, the Climate Action 100+ (CA100+) Net-Zero Benchmark Assessment examined Chevron’s CAPEX linked to sanctioned upstream oil and gas projects inconsistent with the IEA’s Beyond 2C Scenario, in which the energy sector reaches carbon neutrality by 2060 and global warming is arrested at 1.75oC, a less stringent scenario than the NZ 2050 scenario. It found a potential of $5.36 billion of Chevron CAPEX in sanctioned projects outside the demand constraints of the Beyond 2C Scenario. The report estimates that 66% of the company’s potential future oil and gas CAPEX is inconsistent with the Beyond 2C Scenario,28 highlighting the need for a full Net Zero 2050 analysis under which an even greater segment of Chevron’s enterprise will be at risk.

The Company’s primary statement about the NZ 2050 scenario is that the more rapid demand decline in NZE2050 implies increased market competition for supply and rationalization of reﬁning capacity. Overall market and portfolio impacts under NZE2050 are expected to be similar to those in the SDS on a more accelerated time horizon.29

These broad conclusions can be drawn by investors, it is the more concrete and quantifiable impacts that investors seek from Chevron.

The SEC agrees with proponents that Chevron has not implemented the proposal’s request to report on whether and how the significant reduction in fossil fuel demand, envisioned in the IEA Net Zero 2050 scenario, would affect the company’s financial position and underlying assumptions.30

5) Chevron compares poorly to peers in addressing the risks of a rapid economic transition away from fossil fuels.

In 2020, Shell, BP, and Total set net zero by 2050 targets for their greenhouse gas emissions. Each company re-assessed how the global drive to meet the Paris Agreement’s net zero goal might impact commodity prices and impairment rates, altered their future commodity price assumptions, and reported the outcome to shareholders. Following this exercise, all three announced major write-downs of assets associated with their re-assessments. The changes in disclosure made by these three firms as a result of aligning with the Paris Agreement’s net zero goal demonstrate the importance of the assumptions underlying companies’ financial statements.

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28 https://www.climateaction100.org/company/chevron-corporation/

29 https://www.google.com/search?q=CHEVRON+climate+change+resilience+report+2021&client=firefox-b-1-d&ei=
W9OCYMOdMsXw-wTQupCwDg&oq=CHEVRON+climate+change+resilience+report+2021gs_lcp=Cgdnd3Mtd2l6EAMyBQgAEM0CMgUIABDNAjIFCAAQzQIyBQgAEM0CMgUIABDNAjoHC
AAQRxCwAzoGCAAQFhAeOggIIRAWEB0QHjoFCCEQoAFQ9GdYynJglnVoAXACeACAAZEBiAHoBJIBAzMuM5gBAKABAaoBB2d3cy13aXrIAQjAA
QE&sclient=gws-wiz&ved=0ahUKEwiDt8_sw5TwAhVF-J4KHVAdBOYQ4dUDCA0&uact=5, p. 35

30 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/shareholder-proposal-no-action-responses.htm

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

The potential impact of climate change and the energy transition was a key audit matter in BP’s 2019 annual report.31 Forecast assumptions used in assessing the value of assets within BP’s balance sheets for impairment testing was identified as a key risk in the audit. These forecast assumptions included the price of oil and gas, as well as investments needed to develop certain projects which, due to climate impacts, may no longer be considered economic. Based on these findings, in June 2020, BP recognized a permanent reduction in the value of its assets of $16.8 billion based on shifting its long term (through 2050) oil price assumption from $70 per barrel to $55 per barrel.32 The write down could amount to as much as 12 percent of the previous book value of BP’s oil and gas assets and likely the largest write down since 2010.33

In June 2020, Royal Dutch Shell said it would write down the value of its assets by up to $22 billion after revising its long-term outlook for oil and gas prices.34 The announcement followed the company’s mid-April announcement of an ambition to reduce greenhouse gas emissions to net zero by 2050. Shell stated that it expected international benchmark Brent crude prices to average $35 a barrel in 2020, down from a previous forecast of $60. It also lowered its price forecast for 2022 to $50, and no higher than $60 by 2023. Shell’s 2020 Independent Audit Report identified the impact of climate risk and the energy transition on financial statements as a key audit matter.35 Shell’s audit addressed how the company’s energy transition strategy is reflected in its oil and gas commodity price assumptions, the estimation of oil and gas reserves, and the recoverable amounts of assets.

Total also pointed to the impact of Paris-aligned policies on demand projections when lowering its oil price assumptions in its 2019 annual report from $80 per barrel to $70 per barrel. Total discloses its maximum oil price assumption to be $60 in 2023.This change triggered a permanent impairment charge to net income of $306 million. In July 2020, the company announced further impairments, stating that it would write off $9.3 billion worth of oil sands assets in Canada and $1.07 billion of its liquefied natural gas assets in Australia.36

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31 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-annual-report-and-form-20f-2019.pdf

32 https://www.americanprogress.org/issues/economy/reports/2021/03/01/496290/role-accounting-auditing-addressing-climate-change/

33 https://www.nytimes.com/2020/06/15/business/energy-environment/bp-oil-gas-write-down.html

34 https://www.cnbc.com/2020/06/30/shell-to-write-down-assets-worth-up-to-22-billion-in-q2.html

35 https://reports.shell.com/annual-report/2020/consolidated-financial-statements/independent-auditors-report.php?tabc=1e4

36 https://www.cbc.ca/news/canada/calgary/suncor-total-fort-hills-conocophillips-tim-mcmillan-1.5668095

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

In examining CAPEX linked to recently sanctioned upstream oil and gas projects that sit outside the demand constraints set by the IEA’s Beyond 2C Scenario (B2D), these peers fare better than Chevron.37 The CA100+ Net-Zero Benchmark assessment finds that Chevron has a potential of $5.36 billion in CAPEX outside the B2D, where BP, Shell, and Total have a potential $2.4 billion, $3.94 billion, and $3.1 billion, respectively, at risk.

RESPONSE TO CHEVRON BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Chevron’s Board of Directors (“the Board”) recommends a vote against this shareholder proposal, stating that “Chevron uses long-term energy demand scenarios and a range of commodity prices to test its portfolio, guide investment strategies, and evaluate business risks to ensure it can deliver results under a range of potential futures.”38 Unfortunately, Chevron fails to report the assumptions and measurable consequences of these scenarios beyond generalized statements.

Chevron does generally acknowledge in its 2020 annual report that climate change creates risk but does not directly address the IEA Net Zero 2050 or any other scenario. The report states that oil and gas costs will rise, and revenues will lower. This is not adequate. Investors seek financial reporting to identify how and to what extent changing commodity prices and demand and supply assumptions will affect it strategies, investments, depreciation, and value, among other criteria, such that investors can make reasonably informed investment decision.

Chevron has not adequately responded to the proposal. Further, all discussion of scenario assessments occurs in the Company’s Climate Change Resilience Report, not its independently audited annual report, so there is no reliable third-party verification of Chevron’s limited SDS analysis.

CONCLUSION

Chevron has not disclosed how the NZ 2050 scenario would affect its financial position and underlying financial assumptions. To be clear, in this proposal, shareholders do not seek a net-zero commitment from Chevron, but rather increased transparency on how the global transition toward a net-zero economy would affect the company. The climate crisis is driving a tsunami of policy changes, technical innovation, and behavioral change to meet the climate emergency. As more companies, governments, and regulatory agencies adopt or require Paris-aligned plans, it is imperative for investors to understand how Chevron’s business model will be affected by such changes. Peers of Chevron have begun to assess and disclose the impacts of a net zero economy and the obstacles and opportunities associated with it. Chevron should follow their lead.

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37 https://www.climateaction100.org/whos-involved/companies/?search_companies&company_sector=oil-and-gas

38 https://chevroncorp.gcs-web.com/static-files/69451f3b-d3c5-4f6f-9a99-22dca3b2410c

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2021 Proxy Memo Chevron Corporation | Shareholder Proposal on Climate Related Audit Procedures

Shareholders urge strong support for this proposal, which will bring increased transparency from Chevron about its intentions to address the climate-related risks facing the company and its shareholders.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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